NO ACT

DC
PE
3-26-09

March 30, 2009 [redacted]

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mountain Valley Bancshares, Inc.
Incoming letter dated March 26, 2009

Based on the facts presented, the Division will not object if Mountain Valley stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2008. In reaching this position, we note that Mountain Valley has either withdrawn or filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Mountain Valley will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

K McManus

Kim McManus
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2009

Mail Stop 3010

Michael P. Marshall, Jr.
Miller & Martin PLLC
1170 Peachtree Street, NE, Suite 800
Atlanta, Georgia 30309-7706

Re: Mountain Valley Bancshares, Inc.

Dear Mr. Marshall:

In regard to your letter of March 26, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

MILLER & MARTIN PLLC

ATTORNEYS AT LAW

SUITE 800
1170 PEACHTREE STREET, N.E.
ATLANTA, GEORGIA 30309-7706
(404) 962-6100
FAX (404) 962-6300

Michael P. Marshall, Jr.
Direct Dial (404) 962-6442
Direct Fax (404) 962-6342
mmarshall@millermartin.com

Securities Exchange Act of 1934, Section 12(h); Rule 12h-3
Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

March 26, 2009

Via email: cfletters@sec.gov and U.S. Mail
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Mountain Valley Bancshares, Inc. — Commission File No. 000-53196

Ladies and Gentlemen:

This letter amends and is submitted in replacement of our prior letters dated February 5, 2009, March 18, 2009 and March 25, 2009. On behalf of our client, Mountain Valley Bancshares, Inc., a Georgia corporation (the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in the Company's view that the effectiveness of its registration statements on Form S-8 during the year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), suspending its duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration statements on Form S-8 became effective (i.e., the fiscal year ending December 31, 2008). Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file an Annual Report on Form 10-K for the year ended December 31, 2008. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to complete the filing of a Form 15 to discontinue its reporting obligation under Section 15(d) of the Exchange Act prior to the filing deadline for its Annual Report on Form 10-K for the year ended December 31, 2008.

<u>Factual Background</u>

The Company serves as a holding company for Mountain Valley Community Bank, a community bank located in Cleveland, Georgia (the "Bank"). In 2006 the Company filed a registration statement on Form SB-2 with the Commission for a public offering of common stock. The Company initially became subject to the periodic reporting requirements imposed by the Exchange Act when the Commission declared this registration statement effective in August 2006. As of December 31, 2007 the Company had more than 500 record holders of common stock and more than $10 million in total assets. Therefore, the Company was required to register its common stock pursuant to Section 12(g) of the Exchange Act, which it did by filing a Form 8-A with the Commission on April 29, 2008.

On May 23, 2008 the Company filed the following registration statements:

- Form S-8 (File No. 333-151173) – This registration statement registered 152,080 shares of the Company's common stock for issuance pursuant to the exercise of stock options that were initially issued by the Bank and assumed by the Company in connection with the Bank's reorganization into a holding company structure. The options were held by 10 employees of the Bank. There has only been one sale under this registration statement. On May 28, 2008, an officer of the Bank exercised options to acquire 8,750 shares of the Company's common stock. This individual voluntarily left the Bank shortly after the exercise of these options but continues to hold the shares that were acquired in connection with this exercise.

- Form S-8 (File No. 333-151175) – This registration statement registered 98,004 shares of the Company's common stock for issuance pursuant to the exercise of stock options granted to participants under the Company's 2005 Stock Option Plan, which is open to employees and directors of the Company and the Bank. Currently, options to acquire 41,250 shares of common stock have been granted to a total of four employees of the Bank. No options under the 2005 Plan have been exercised, however, and therefore no sales have been made under this registration statement.

During the late Spring and early Summer of 2008 management became concerned over the estimated costs of compliance with the Company's periodic filing requirements, especially the costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002. Management believed that the Company received little benefit from being a public company given its small size and the fact that no market exists for its common stock. After careful consideration, the Company's board of directors concluded that the benefits of remaining a public company were outweighed by the burdens and expenses associated with periodic reporting.

On August 8, 2008, the Company filed a preliminary proxy statement and a companion Schedule 13E-3 relating to a special shareholder meeting at which the Company's shareholders would be asked to vote on a reclassification of the common stock for the purpose of reducing the number of record holders of common stock below 300 and therefore discontinuing the Company's obligation to make periodic reports under the Exchange Act. These filings received a full review from the Staff and were amended to add revisions in response to the Staff's comments. During the course of this review the Staff requested, and the Company provided, a legal analysis as to why the common stock and the new class of preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Exchange Act as well as an opinion of counsel that the Company's existing common stock and the new class of preferred stock are separate classes of securities under Georgia state law. A copy of the legal opinion is attached to this letter as Appendix A. The Company acknowledges that any action taken by the Staff in response to this letter requesting relief from Rule 12h-3(c) will not be construed as an opinion by the Staff that the Company's common stock and its new class of preferred stock are separate and distinct classes of equity securities under either Section 12 of the Exchange Act or under Georgia state law.

After being informed by the Staff that it had no further comments to the filings, the Company filed a definitive proxy statement on December 11, 2008 relating to a special shareholders meeting to be held on December 30, 2008. The definitive proxy statement, among other things, disclosed to shareholders that the purpose of the reclassification was to position the Company to discontinue its Exchange Act reporting requirements and thereby benefit from the cost savings that would result from such discontinuance. At the special meeting on December 30, 2008, the Company's shareholders, who were provided with dissenters' rights, approved the going private proposal by an overwhelming margin (over 98% of the shares that were voted at the meeting were voted in favor of the proposal). In fact, the former officer referred to above who exercised stock options earlier in the year voted the acquired shares in favor of the proposal.

On February 20, 2009 the Company filed articles of amendment that effected the reclassification. Upon the filing of these articles, 406,032 shares of the Company's common stock held by 391 record shareholders were exchanged for an equal number of shares of Class A Preferred Stock. No commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. Accordingly, the Company relied upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933 (the "Securities Act") in connection with the issuance of the Class A Preferred Stock, which generally provides for an exemption where securities are exchanged by an issuer with its existing security holders exclusively where no consideration is paid for soliciting the exchange.

As a result of the reclassification, the number of record holders of the Company's common stock dropped to 234, which entitled the Company to deregister its common stock under Section 12 of the Exchange Act pursuant to Rule 12g-4(a) under the Exchange Act. On February 23, 2009, the Company filed an amended Schedule 13E-3 to report the results of the reclassification and filed a Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). Therefore, pursuant to Rule 12g-4(b), the Company's duty to file reports required under Section 13(a) solely because of the registration of its common stock under Section 12(g) of the Exchange Act was suspended immediately upon the filing of the Form 15 on February 20, 2009. However, the Company continues to have a reporting obligation under Section 15(d) of the Exchange Act with respect to its common stock. Currently, the Company's only classes of outstanding securities are its common stock and its Class A Preferred Stock. With the deregistration of common stock, as described above, no class of the Company's securities is registered, or is required to be registered, under Section 12(g) of the Exchange Act. Other than its common stock, the Company does not have any class of security, including any class of debt security, that requires reporting under Section 15(d) of the Exchange Act.

To suspend its reporting obligations under Section 15(d) of the Exchange Act, the Company seeks to rely on Rule 12h-3, which generally allows an issuer who meets the conditions set forth in the rule to suspend its reporting obligations under Section 15(d) of the Exchange Act immediately upon the filing of a Form 15. The Company satisfies all requirements of Rule 12h-3(a) and (b) for the suspension of its reporting duty under Section 15(d). Specifically, the Company has filed all reports required by Section 13(a), without regard to Rule 12b-25, since it became subject to such reporting requirements in 2006 and is current it its reporting obligations through the date of this request. In addition, the Company's common stock is held of record by less than 300 persons. However, subsection (c) of Rule 12h-3 renders the suspension to file reports inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As such, a literal interpretation of Rule 12h-3(c) would prevent the Company from immediately suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the two registration statements on Form S-8 identified above were filed by the Company earlier in 2008 and, pursuant to Commission rules, became effective upon filing.

Discussion

We respectfully submit to the Staff that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file its Annual Report on Form 10-K for the year ended December 31, 2008 merely because the two registration statements on Form S-8 identified above became effective during 2008.

The Commission has stated that "[t]he purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply". Exchange Act Release No. 34-20263 (October 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering". *Id.* The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed...." *Id.* As explained below, the Company believes that the benefit of preparing and filing an Annual Report on Form 10-K for the year ended December 31, 2008 is not commensurate with the burdens and costs of such preparation and filing.

Even though the two registration statements on Form S-8 became effective, no securities of the Company were sold pursuant to one of the registration statements and only one sale has been made pursuant to the other registration statement. On March 17, 2009 the Company filed a request under Rule 477 of the Securities Act to withdraw the former registration statement (i.e., the one under which no securities were sold). The Company was notified by the Staff on March 25, 2008 that the Staff consented to the withdrawal of this registration effective as of March 17, 2009. Also on March 17, 2009 the Company filed a post-effective amendment that removed from registration all unsold securities with respect to the latter registration statement (i.e., the one under which only one sale has taken place). Pursuant to Commission rules, the post-effective amendment to this Form S-8 became effective immediately upon filing. With the withdrawal and termination of these two Form S-8s, the Company no longer has any registration statement requiring an update pursuant to Section 10(a)(3) of the Securities Act.

Notwithstanding the withdrawal and termination of the registration statements for the Company's existing stock incentive plans, the current and future holders of options issued pursuant to such plans will not be disadvantaged by the absence of periodic reports under the Exchange Act. The holders of existing options are current employees and directors, as all options expire by their terms after the person's employment by or affiliation with the Company ceases. Such employees and directors have access to information about the Company, and have the ability to ask questions of executive officers prior to making a decision to exercise any options. Rule 701 of the Securities Act permits the Company to offer and sells securities pursuant to its employee stock incentive plans in compliance with Rule 701 once the Company terminates its reporting status. *See* NewCity Communications, Inc. (available October 6, 1988). After the Company ceases to be a reporting company, the issuance of securities pursuant to the employee stock incentive plans will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirement under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangement by an issuer not subject to the reporting requirements of the Exchange Act. The Company's employee stock incentive plans satisfy the eligibility requirement of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144, as provided by Rule 701(g). Therefore, the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.,* Planet Technologies, Inc. (available February 7, 2008).

The Staff has recognized in a number of instances where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act, that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. *See, e.g.*, Engenio Information Technologies, Inc., 2004 WL 2152288 (September 13, 2004); NOMOS Corporation, 2002 WL 31626922 (November 12, 2002), NeoGenesis Pharmaceuticals, Inc. 2002 SEC No-Act. LEXIS 311 (April 1, 2002); OMP, Inc., 2001 SEC No-Act. LEXIS 442 (April 2, 2001); Enfinity Corporation, 1998 SEC No-Act. LEXIS 1012 (November 30, 1998); Coral Systems, Inc., 1997 SEC No-Act. LEXIS 481 (March 31, 1997); Vandalia National Corporation, 1995 SEC No-Act. LEXIS 475 (April 21, 1995); Professional Medical Products, Inc., 1994 SEC No-Act. LEXIS 539 (June 3, 1994); Central Point Software, Inc., 1992 SEC No-Act. LEXIS 842 (August 7, 1992); CareNetwork, Inc., 1991 SEC No-Act. LEXIS 128 (January 30, 1991); Bizmart, Inc., 1991 SEC No-Act. LEXIS 914 (July 23, 1991); York International Corp., 1990 SEC No-Act. LEXIS 621 (March 30, 1990); AIA Services Corporation, 1990 SEC No-Act. LEXIS 175 (February 6, 1990). In the Company's situation, the only distinguishing fact is the presence of a single purchaser of shares. Given that this individual, who is a former Company officer, voted these shares in favor of the going private proposal (and therefore was in favor of the savings that would be associated with discontinuing Exchange Act reporting), the Company does not believe that this distinction should warrant a different conclusion.

The Staff has previously found that a sale of shares under a registration statement that had been automatically updated by periodic reports did not preclude an issuer, otherwise eligible under Rule 12h-3, from filing a Form 15 to suspend any further obligations to file periodic reports. *See, e.g.*, Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008). Based on the continuous nature of an offering contemplated by Form S-8, the Company does not believe that there is any substantive distinction between the filing of a Form S-8 and the updating of a Form S-8 pursuant to Section 10(a)(3). Stated differently, the Company does not believe that a distinction should be made between a sale of shares under a Form S-8 registration statement in the year during which the Form S-8 is filed and a sale of shares under a Form S-8 registration statement in a subsequent year during which the Form S-8 is updated.

For the foregoing reasons, we respectfully request that the Staff concurs in the Company's view that the effectiveness of its registration statements on Form S-8 during the year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend its duty to file an Annual Report on Form 10-K for the year ended December 31, 2008.

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed.

In the Company's case, the burdens imposed by the application of Rule 12h-3(c) clearly outweigh any benefits. The preparation and filing of an annual report on Form 10-K for the year ended December 31, 2008 would impose a substantial financial burden on the Company and would involve significant management efforts. Based on established precedent, it seems clear that the Company would be entitled to rely on Rule 12h-3 but for the fact that a single person purchased shares of common stock under the two Form S-8 registration statements (i.e., by withdrawing the registration statements under Rule 477). Given that this shareholder voted for the going private proposal after receiving proxy material that disclosed in detail that the Company would discontinue its reporting obligation, the Company believes that this single purchase of shares through the exercise of stock options should not, by itself, trigger the requirement to file an Annual Report on Form 10-K for the year ended December 31, 2008. For these reasons, the Company believes that the grant of relief would serve as only a very limited extension of the precedent cited in this letter.

In light of the foregoing, we request, on behalf of the Company, that a no-action letter be issued advising us that the Staff concurs in the Company's view that the effectiveness of the Form S-8 registration statements during the fiscal year ending December 31, 2008 would not, under the circumstances described in this letter, preclude the Company from utilizing Rule 12h-3 under the Exchange Act suspending its duty to file an Annual Report on Form 10-K for the year ended December 31, 2008. Alternatively, we request an exemption on behalf of our client, Mountain Valley Bancshares, pursuant to Section 12(h) of the Exchange Act from the requirement to file such report.

As required by Securities Act Release No. 33-6269, one original and seven copies of this letter are being submitted herewith. In addition, a copy of this letter is being submitted *via* email.

We note that, in the absence of the Company's ability to rely on Rule 12h-3 to exempt it from the reporting obligations of Section 15(d) of the Exchange Act (or similar exemptive relief), the Company would be required to file its Annual Report on Form 10-K by March 31, 2009. Accordingly, any assistance that the Staff could provide in responding to this no-action request as early as possible would be greatly appreciated.

If the Staff has any questions concerning this request or requires additional information, please contact me at (404) 962-6442. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter.

Very truly yours,

MILLER & MARTIN PLLC

Michael P. Marshall, Jr.

MPM:eha

APPENDIX A

MILLER & MARTIN PLLC

ATTORNEYS AT LAW

Suite 800
1170 Peachtree Street, N.E.
Atlanta, Georgia 30309-7706
(404) 962-6100
Fax (404) 962-6300

Michael P. Marshall, Jr.
Direct Dial (404 962-6442
Direct Fax (404) 962-6342
mmarshall@millermartin.com

October 9, 2008

Mountain Valley Bancshares, Inc.
136 North Main Street
Cleveland, Georgia 30528

Re: Schedule 13E-3 Transaction (Mountain Valley Bancshares, Inc.)

Ladies and Gentlemen:

We have acted as counsel to Mountain Valley Bancshares, Inc., a Georgia corporation (the "Company"), in connection with the filing of its Schedule 13E-3 with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, relating to proposed amendments to the Company's Articles of Incorporation providing for the reclassification (the "Reclassification") of certain shares of the Company's common stock (the "Common Stock"), no par value, to shares of the Company's proposed new class of Class A Preferred Stock (the "Class A Preferred Stock"), no par value, whereby the Company's capital structure will be altered for the purpose of reducing the number of shareholders of record of the Company's Common Stock below 300.

In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Common Stock and the newly authorized Class A Preferred Stock constitute separate classes of stock under Georgia law. We have reviewed the current designations of the Common Stock as set forth in the Company's Articles of Incorporation and described in the Company's preliminary proxy statement filed with the Commission under cover of Schedule 14A, as amended (the "Proxy Statement"), and the proposed designation of the Common Stock and the Class A Preferred Stock as set forth in the Articles of Amendment attached as Appendix A to the Proxy Statement (the "Articles of Amendment"). We have also reviewed applicable provisions of the Georgia Business Corporation Code (the "Corporation Code") and such other sources and documents as we have deemed appropriate as a basis for the opinions hereinafter set forth. As to all matters of fact, we have relied on the certificates of the officers of the Company.

State Corporation Code Analysis

Under Section 14-2-601(a) of the Corporation Code, a Georgia corporation's articles of incorporation must:

> "...prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation...."

Section 14-2-602(a) of the Corporation Code provides that if a corporation's articles of incorporation so provide:

> "...the board of directors may determine, in whole or in part, the preferences, limitations, and relative rights of (1) any class of shares before the issuance of any shares of that class or (2) one or more Class within a class, and designate the number of shares within that Class, before the issuance of any shares of that Class."

Article Four of the Company's Articles of Incorporation authorizes the issuance of up to Ten Million (10,000,000) shares of common stock, no par value per share (the "Common Stock"). In connection with the

Reclassification, the board of directors has authorized the Company to file the Articles of Amendment in order to reduce the number of authorized shares of Common Stock to Five Million (5,000,000); and to establish and authorize Five Million (5,000,000) shares of Class A Preferred Stock with the relative rights and preferences as described therein.

Section 14-2-601(c) of the Corporation Code provides that the Company's Articles of Incorporation must authorize:

> "(1) One or more classes of shares that together have unlimited voting rights; . . ."

Because the Articles of Incorporation do not provide otherwise, under Section 14-2-721 of the Corporation Code, the shares of Common Stock are entitled to one vote on each matter voted on at a shareholders' meeting. Accordingly, the outstanding shares of Common Stock have unlimited voting rights. Pursuant to the Articles of Amendment, the Class A Preferred Stock has limited voting rights; being only those voting rights required by law and the right to vote upon any proposal for a Change in Control, as defined in the Articles of Amendment.

Section 14-2-601(c) of Corporation Code also provides that the Company's Articles of Incorporation must authorize:

> "(2) One or more classes of shares (which may be the same classes or classes as those with voting rights) that together are entitled to receive the net assets of the corporation upon dissolution."

Upon dissolution of the Company, as set forth in the Articles of Amendment, the holders of the Class A Preferred Stock shall share ratably with the holders of the Common Stock based on their respective number of shares, regardless of class, based on an assumed conversion of the Class A Preferred Stock into shares of Common Stock on the basis of one for one. The proposed Articles of Amendment will comply with state law and the liquidation rights for the holders of Common Stock and the holders of Class A Preferred Stock will same. As more fully described herein, this lack of contrast from a liquidation preference standpoint does not change the fact that the Common Stock and the Class A Preferred Stock are in fact different classes under Georgia law.

Section 14-2-601(d) of the Corporation Code provides that a corporation's articles of incorporation may authorize one or more classes or series of stock that:

> "(1) Have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by this chapter;
>
> (2) Are redeemable, exchangeable, or convertible as specified in the articles of incorporation:
>
> > (A) At the option of the corporation, the shareholder, or another person or upon the occurrence of a designated event;
> >
> > (B) For cash, indebtedness, securities, or other property; or
> >
> > (C) In a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;
>
> (3) Entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative; and
>
> (4) Have preference over any other class or Class within a class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation."

The Comments to Section 14-2-601 of the Corporation Code indicate that Section 14-2-601(c) "lists the principal features that are customarily incorporated into classes of shares. Section 14-2-601(d) makes clear that list in Section 14-2-601(c) is not exhaustive. The proposed Class A Preferred Stock include several of these features which distinguish them from the Common Stock. These distinguishing features of the Common Stock and the Class A Preferred Stock are described below:

__Voting Rights__. Except as required by law, the holders of the Class A Preferred Stock shall have limited voting rights, and shall be entitled to vote only upon a proposal for a Change in Control, as defined in the Articles of Amendment. Such limited voting rights of the Class A Preferred Stock contrast with the unlimited voting rights afforded to the holders of the Common Stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans and most charter amendments. The "required by law" clause refers to the provisions of the Corporation Code that permit a class of shares that is designated to be nonvoting to vote on amendments to a corporation's articles of incorporation and mergers or share exchanges that directly affect that class of shares. See Sections 14-2-726, 14-2-1004 and 14-2-1103 of the Corporation Code.

__Convertibility__. Shares of the Class A Preferred Stock shall automatically convert into shares of Common Stock, on the basis of one share of Common Stock for each share of Class A Preferred Stock, immediately prior to the effective closing of any Change in Control of the Company.

With respect to the convertibility of the Class A Preferred Stock, Section 14-2-601(d) of the Corporation Code specifically provides that a corporation's articles of incorporation may authorize one or more classes of stock that are convertible upon the occurrence of a designated event into cash, indebtedness, securities or other property. Section 14-2-603(a) of the Corporation Code provides:

> "A corporation may issue the number of shares of each class or series authorized by the articles of incorporation. Shares that are issued are outstanding until they are reacquired, redeemed, converted, or canceled."

Accordingly, issued shares of a convertible class of stock are deemed under the Corporation Code to be outstanding shares of the convertible class of stock until they are converted. Shares of a convertible class of stock therefore are not deemed to be shares of the class into which they are convertible until the time they are converted. As a result, outstanding shares of the Class A Preferred Stock will be separate classes of stock from the Common Stock under the Corporation Code until such time as they are converted.

Moreover, the right to convert the Class A Preferred Stock to Common Stock is limited solely to the occurrence of a Change in Control of the Company, a condition over which the Class A Preferred Stock will not have any control. Since the holders of the Class A Preferred Stock will only hold approximately 20 percent of the voting rights with respect to a Change in Control proposal, no one holder of Class A Preferred Stock nor the holders of the Class A Preferred Stock voting as a group could cause a Change in Control and the resulting conversion to occur. In light of the limited application of the conversion of the Class A Preferred Stock, holders of the Class A Preferred Stock do not enjoy substantially similar rights and privileges to those enjoyed by the holders of the Common Stock.

__Dividend Rights__. Under Section 2(c)(2) of the Articles of Amendment, prior to the payment of any dividends to the holders of Common Stock, the holders of the Class A Preferred Stock shall be entitled to a preference in the distribution of dividends and are entitled to receive dividends in an amount per share that is equal to 105% of the amount per share of dividends paid on the Common Stock.

Based on our analysis of Georgia law, the Corporation Code does not require that different classes of a corporation's stock have substantially different features or characteristics, and as described herein, the Common Stock and the Class A Preferred Stock have substantially different voting, dividend, and conversion rights. Specifically, Section 14-2-601(a) of the Corporation Code merely requires that the articles of incorporation "prescribe a distinguishing designation for each class." Accordingly, under Sections 14-2-601(c) and (d) of the Corporation Code, a Georgia corporation's articles of incorporation may authorize "one or more classes of shares" that have the various features described under those provisions. Notwithstanding the allowance for various features for one or more classes of stock, Section 14-2-601 of the Corporation Code specifically contemplates that different classes of stock may have similar fundamental characteristics, provided "a distinguishing designation for each class" exists.

Opinion

Based on the foregoing, it is our opinion that, upon the filing of the Articles of Amendment, the Common Stock and the Class A Preferred Stock will represent separate classes of securities of the Company under Georgia law.

We express no opinion as to matters under or involving the laws of any jurisdiction other than the corporate and securities laws of the State of Georgia.

Sincerely,

MILLER & MARTIN PLLC

Michael P. Marshall, Jr.

MPM:eha